Valneva to Participate in Upcoming Investor Conferences

Lyon (France), March 2, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced its senior management will present and meet with investors at upcoming investor conferences in the United States and Europe.
CEO Thomas Lingelbach and CFO Peter Buhler will discuss the Company’s key value drivers and upcoming catalysts, including the topline Phase 3 data readout for VLA15, the Company’s Lyme disease vaccine candidate, which partner Pfizer expects to report in the first half of 2026.
The TD Cowen presentation will be webcast live and available as a replay in the “investor” section of the Valneva website at www.valneva.com.
TD Cowen 46th Annual Health Care Conference
Date/Time:        March 4, 11:10am ET
Format:        Presentation and investor meetings
Location:        Boston, Massachusetts
Webcast Link:        Click to Register

2026 Jefferies Biotech on the Beach Summit
Date/Time:        March 10
Format:        Investor meetings
Location:        Miami, Florida

Van Lanschot Kempen Life Sciences Conference
Date/Time:        April 15
Format:        Investor meetings
Location:        Amsterdam, The Netherlands

Attending institutional investors who would like to meet with Valneva management are asked to submit a request to their representative at the respective bank.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 Laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products, and financial guidance including projected product sales, total revenue and total R&D investments. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

2